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09041392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gagnon Securities, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of Americas, 24th Floor
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan E. Grant (212) 554-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/13

OATH OR AFFIRMATION

I, Neil J. Gagnon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC and Subsidiary, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Maureen A Hopkins
Notary Public, State of NY
Qualified in Richmond County
Reg. #01HO4913981
Comm Exp 12/07/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

GAGNON SECURITIES, LLC AND SUBSIDIARIES

December 31, 2008

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Gagnon Securities, LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gagnon Securities, LLC and Subsidiaries (the "Company") as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company's investments in private companies and partnerships, nonallowable assets under rule 15c3-1, stated at $3,056,506 at December 31, 2008, as described, in Note C. We were unable to satisfy ourselves as to the carrying value of such investments by other audit procedures. These assets are treated as nonallowable assets for regulatory net capital purposes as described in Note C.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investments in private companies and partnerships, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Gagnon Securities, LLC and Subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 26, 2009

Gagnon Securities, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 149,784
Financial instruments owned, at fair value	3,056,506
Receivable from clearing broker	2,320,757
Fees receivable from managed funds	355,788
Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $1,929,011	415,970
Other assets	486,271
Total assets	$6,785,076

LIABILITIES AND MEMBERS' EQUITY

Employee compensation payable	$ 13,474
Accounts payable and accrued expenses	217,894
	231,368
Commitments	
Members' equity	7,156,819
Capital notes receivable from members	(603,111)
	6,553,708
Total liabilities and members' equity	$6,785,076

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

Gagnon Securities, LLC and Subsidiaries (the "Company") is a registered broker-dealer and a registered Investment Advisor with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage and investment services to its clients. The Company clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the assets, liabilities and results of operations of Gagnon Investments, Inc. ("GII") and Gagnon Advisors, LLC ("GA"), both wholly owned subsidiaries of the Company. GII is the managing member of Gagnon Investment Associates LLC ("GIA"), an investment company of which the managing member of the Company, Neil J. Gagnon, is a member. GA is the investment manager of GIA, Gagnon Investment Associates Offshore, Ltd. ("GIA Offshore") and GIS Fund of Funds, LLC ("GIS"). The Company invests in GIS. All intercompany balances and transactions have been eliminated.

Proprietary securities transactions are recorded on a trade-date basis. Commission revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis.

Financial instruments owned are stated at the Company's estimate of fair value. Factors generally considered in determining fair value include: (1) current operations; (2) current financial information; (3) original cost and holding period; (4) evaluation of business, management and financial plans; and (5) recently executed and planned financing transactions related to the investee companies. Such fair values were estimated by the Company in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, the Company's estimate of fair values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. The Company records its investment in GIS at fair value, which approximates its proportionate share of the net assets of GIS.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

NOTE B (continued)

The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1- Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

Capital notes receivable from members related to the purchase of membership interests in the Company are classified as a debit in members' equity until paid.

NOTE B (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48, which clarifies Statement 109, "Accounting for Income Taxes," established the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The FSP defers the effective date of FIN 48, for certain qualifying nonpublic entities, for an enterprise's annual financial statements to fiscal years beginning after December 15, 2008, and requires enhanced disclosures of the deferment and policy for evaluating uncertain tax positions. The Company does not believe the adoption of FIN 48 will have a material impact on its financial statements.

NOTE C - FINANCIAL INSTRUMENTS OWNED

Investments that are not readily marketable are stated at the Company's estimate of fair value. At December 31, 2008, financial instruments owned, at fair value consist of investments in private companies and partnerships, and included the Company's investment in GIS amounting to $3,044,026. The fair value of these financial instruments and limited partnership interest has been estimated by the management of the Company in the absence of readily ascertainable market values. These investments are treated as nonallowable assets for regulatory net capital purposes and, accordingly, do not impact the Company's net capital.

GIS primarily invests with various third-party portfolio managers. The Company's investment in GIS represents its proportionate share of the net assets of GIS at December 31, 2008, which approximates fair value and took into account GIS' proportionate share of the net assets of its third-party portfolio investees.

NOTE C (continued)

As required by SFAS 157, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Investments in private companies and partnerships	$ -	$ -	$3,056,506	$3,056,506
	$ -	$ -	$3,056,506	$3,056,506

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Balance, December 31, 2007	$ 4,957,608
Realized gains, net	84,000
Unrealized gains (losses), net	(1,691,102)
Purchases (sales), net	(294,000)
Transfers in (out) of Level 3, net	-
Balance, December 31, 2008	$ 3,056,506

NOTE D - TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

Pursuant to a clearing agreement, the Company's clearing broker, J.P. Morgan Clearing Corp. (formerly Bear Stearns Clearing Corp.), provides securities clearance, settlement and custodial services for the customers of the Company.

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

At December 31, 2008, the Company has cash held at the clearing broker of $2,088,331, which is included in receivable from clearing broker on the statement of financial condition. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts its business.

NOTE E - RELATED PARTY TRANSACTIONS

As the managing member of GIA, GII receives an incentive allocation of 20% of the net profits allocated to each GIA member's capital account. There was no incentive allocation received from GIA for the year ended December 31, 2008. In addition, GII is entitled to a performance fee of 20% of the net profits earned by GIA Offshore. There was no performance fee earned from GIA Offshore for the year ended December 31, 2008.

As an investment manager, GA receives a management fee of .75% per annum of the net asset value of GIA, a management fee of .75% per annum of the net asset value of GIA Offshore and a management fee of 1.5% per annum of the net asset value from GIS. At December 31, 2008, fees receivable from these managed funds was $355,788.

For the year ended December 31, 2008, the Company received a pass-through management fee from GagnonLee Management LLC ("GLM"), an investment manager in which the Company has a membership interest. As of December 31, 2008, receivable from GLM of $16,000 is included in other assets.

As discussed in Notes B and C, the Company has an investment in GIS. At December 31, 2008, the Company held 12.6% interest in GIS. GIS invests in various domestic and offshore pooled asset investment vehicles.

NOTE E (continued)

In addition, the Company provides certain administrative and research consulting services to certain entities that are affiliated with certain members of the Company. At December 31, 2008, receivable from these entities was $32,391, which is included in other assets.

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships.

NOTE F - COMMITMENTS

The Company is obligated under a noncancellable operating lease through 2015. In addition to base rent, the lease provides for the Company to pay certain expenses. Future aggregate minimum annual rent payments are approximately as follows:

Fiscal year	Minimum rental commitment
2009	$ 601,000
2010	641,000
2011	652,000
2012	652,000
2013	652,000
Thereafter	787,000
	$3,985,000

NOTE G - EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees. The Plan is funded entirely by the Company and contributions are made on a discretionary basis.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $2,224,800, which exceeded its requirement of $15,425 by $2,209,375.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in rule 15c3-3.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

GAGNON SECURITIES, LLC AND SUBSIDIARIES

December 31, 2008

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Gagnon Securities, LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of Gagnon Securities, LLC and Subsidiaries (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates

and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses, as defined above. We did not identify any deficiencies in internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2009